UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Triton PCS Holdings, Inc.

                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   89677M 10 6
             ------------------------------------------------------
                                 (CUSIP Number)

                               Michael E. Kalogris
                            Triton PCS Holdings, Inc.
                                1100 Cassatt Road
                    Berwyn, Pennsylvania 19312 (610) 651-5900
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 7, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

Introductory Note:

         Michael E. Kalogris hereby files this Amendment No. 1 to Schedule 13D (this "Amendment") to amend the Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission (the "Commission") on May 28, 2004. This Amendment and the Original 13D relate to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Triton PCS Holdings, Inc. (the "Issuer"). Except as modified herein, the Original 13D is unmodified.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The disclosure under this Item 6 in the Original 13D is hereby incorporated by this reference and amended by adding the following paragraph to the end of such disclosure.

         On July 7, 2004, the Issuer, AT&T Wireless Services, Inc., AT&T Wireless PCS LLC and Cingular Wireless LLC entered into an agreement pursuant to which AT&T Wireless PCS LLC has agreed to deliver and surrender to the Issuer all of the Issuer's stock held by it, including 786,252.64 shares of the Issuer's Series A Preferred Stock and 543,683.47 shares of the Issuer's Series D Preferred Stock (collectively, the "AT&T Owned Stock") upon and subject to the consummation of the acquisition of AT&T Wireless Services, Inc. by Cingular Wireless LLC and subject to the satisfaction of certain other closing conditions. Pursuant to this agreement, upon the surrender by AT&T Wireless PCS LLC of the AT&T Owned Stock, the Issuer's First Amended and Restated Stockholders Agreement dated October 27, 1999, as amended, will terminate. In this regard, the First Amended and Restated Stockholders Agreement also has been amended to specifically provide for termination upon delivery and surrender of the AT&T Owned Stock. Separately, the Investors Stockholders' Agreement, dated as of February 4, 1998, as amended, by and among the Issuer's initial cash equity investors and certain of its management stockholders (including
Mr. Kalogris) will terminate pursuant to its terms upon termination of the First Amended and Restated Stockholders Agreement, as amended.

Item 7.  Material to be Filed as Exhibits.

         The agreements listed in Item 7, and thereby filed with, the Original 13D are hereby incorporated by this reference and amended by adding the following:

4.1 First Amended and Restated Stockholders' Agreement, dated as of October 27, 1999, among AT&T Wireless PCS, L.L.C., Triton PCS Holdings, Inc., the cash equity investor party thereto, the management stockholders party thereto and the independent directors party thereto (incorporated by reference to Exhibit 10.47 to the Form 10-Q of Triton PCS Holdings, Inc. for the quarter ended September 30, 1999).

4.2 Amendment No. 1 to First Amended and Restated Stockholders' Agreement, dated as of April 4, 2002, among AT&T Wireless PCS, L.L.C., Triton PCS Holdings, Inc., the cash equity investor party thereto, the management stockholders party thereto and the independent directors party thereto (incorporated by reference to Exhibit 4.9 to the Form 10-Q of Triton PCS Holdings, Inc. for the quarter ended June 30, 2002).

4.3 Amendment No. 2 to First Amended and Restated Stockholders' Agreement, dated as of November 6, 2003, among AT&T Wireless PCS, L.L.C., Triton PCS Holdings, Inc., the cash equity investor party thereto, the management stockholders party thereto and the independent directors party thereto (incorporated by reference to Exhibit 4.7 to the Form 10-K of Triton PCS Holdings, Inc. for the year ended December 31,
         2003).

4.4 Amendment No. 3 to First Amended and Restated Stockholders' Agreement, dated as of July 7, 2004, among AT&T Wireless PCS, L.L.C., Triton PCS Holdings, Inc., the cash equity investor party thereto, the management stockholders party thereto and the independent directors party thereto (incorporated by reference to Exhibit 4.8 to the Form 10-Q of Triton PCS Holdings, Inc. for the quarter ended June 30, 2004).

4.5 Investors Stockholders' Agreement, dated as of February 4, 1998, among CB Capital Investors, L.P., J.P. Morgan Investment Corporation, Ninety Wall Street SBIC Fund, L.P., Private Equity Investors III, L.P., Equity-Linked Investors-II, Toronto Dominion Capital (USA), Inc., DAG-Triton PCS, L.P., First Union Capital Partners, Inc., and the stockholders named therein (incorporated by reference to Exhibit 10.10 to the Form S-4 Registration Statement of Triton PCS, Inc. and its subsidiaries, File No. 333-57715).

4.6 Amendment No. 1 to Investors Stockholders' Agreement among CB Capital Investors, L.P., J.P. Morgan Investment Corporation, Sixty Wall Street SBIC Fund, L.P., Private Equity Investors III, L.P., Equity-Linked Investors-II, Toronto Dominion Capital (USA), Inc., DAG-Triton PCS, L.P., First Union Capital Partners, Inc., and the stockholders named therein (incorporated by reference to Exhibit 10.48 to the Form 10-Q of Triton PCS Holdings, Inc. for the quarter ended September 30, 1999).

10.7 Agreement, dated July 7, 2004, among Triton PCS Holdings, Inc., AT&T Wireless Services, Inc., AT&T Wireless PCS LLC and Cingular Wireless LLC (incorporated by reference to Exhibit 10.3 to the Form 10-Q of Triton PCS Holdings, Inc. for the quarter ended June 30, 2004).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    August 9, 2004                          By: /s/ Michael E. Kalogris
------------------------                        ---------------------------
         Date                                       Michael E. Kalogris